October 19, 2005
Via EDGAR and Federal Express
ATTORNEYS AT LAW
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www.cooley.com
Chrystal N. Jensen
(415) 693-2235
cjensen@cooley.com
Broomfield, CO
720 566-4000
Palo Alto, CA
650 843-5000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
Washington, DC
202 842-7800

John Reynolds
Terence O’Brien
Babette Cooper
Thomas Kluck
Mike Karney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Acquicor Technology Inc. Registration Statement on Form S-1 Filed September 2, 2005 File No. 333-128058
Ladies and Gentlemen:
On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-128058), and are providing to you in hard copy form a copy of such amendment marked to show changes from the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (as amended, the “Registration Statement”).
     Amendment No. 1 is being filed in response to your letter dated October 3, 2005, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.
General
     1. Comment: Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need

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$137,393,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established in August of 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Acquicor Technology. Given management’s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.
     Response: The $150 million size of the offering was determined through negotiations between management and the underwriters. Factors used in such determination include:
•	the size of offering that the underwriters estimate they can sell based on market conditions and the strength of the management team; and

•	the post-offering market capitalization of the company.
     We further note that the amount to be placed into trust was determined after subtracting from $150 million estimated offering expenses and operating expenses prior to the business combination. Accordingly, we respectfully note that the determination of the offering size and amount to be placed into trust remains more arbitrary than in traditional public offerings and is based largely on estimates. The Company has included a new risk factor on pages 11-12 addressing the arbitrary nature of the offering size, per unit pricing, warrant terms and the amount placed in trust as compared to an operating company. We supplementally note that, neither the Company, its affiliates nor any unrelated third party has taken any action as of the date hereof, including prior to the Company’s incorporation on August 12, 2005, or undertaken any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination involving the Company. Further, the Company and its affiliates will not take any action or undertake any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination with the Company until the Company completes the offering contemplated by the Registration Statement.
     2. Comment: We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for Wedbush Morgan Securities and ThinkEquity Partners to purchase a total of up to 1,250,000 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

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     Response: In response to the Staff’s comments, we have supplemented the disclosure on the cover page of the prospectus and pages 33, 57, 64 and F-9.
     3. Comment: We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.
     Response: In response to the Staff’s comments, we have supplementally provided the requested information below with respect to registration statements that have been filed for recent blank check offerings in which an officer, director, affiliate, underwriter or attorney of the Company has been involved. Other than as set forth below, no other officer, director, affiliate, underwriter or attorney of the Company has been involved in a blank check offering filed with the Commission within the last two years.

				Amount Held in	Business
Name	Form	Effective Date	Status	Trust[1]	Combination

Wedbush Morgan Securities

Ad.Venture Partners, Inc.	S-1	8/25/05	Priced/Trading	$51,230,000	No
Industrial Services Acquisition Corp.	S-1	N/A	In review	$44,800,000[2]	No
Key Hospitality Acquisition Corp.	S-1	N/A	In review	$72,900,000[2]	No
MDC Acquisition Partners Inc.	S-1	N/A	In review	$72,382,517[2]	No
TAC Acquisition Corp.	S-1	6/28/05	Priced/Trading	$109,900,000	No

ThinkEquity Partners

Courtside Acquisition Corp.	S-1	6/30/05	Priced/Trading	$63,720,000	No
Highbury Financial Inc.	S-1	N/A	In review	$36,000,000[2]	No
Ithaka Acquisition Corp.	S-1	8/17/05	Priced/Trading	$45,050,000	No
MDC Acquisition Partners Inc.	S-1	N/A	In review	$72,382,517[2]	No
Shine Media Acquisition Corp.	S-1	N/A	In review	$52,500,000[2]	No

Cooley Godward LLP

Ad.Venture Partners, Inc.	S-1	8/25/05	Priced/Trading	$51,230,000	No
Highbury Financial Inc.	S-1	N/A	In review	$36,000,000[2]	No
Industrial Services Acquisition Corp.	S-1	N/A	In review	$44,800,000[2]	No
MDC Acquisition Partners Inc.	S-1	N/A	In review	$72,382,517[2]	No
TAC Acquisition Corp.	S-1	6/28/05	Priced/Trading	$109,900,000	No
Treehouse Partners Corporation	S-1	N/A	In review	42,710,000[2]	No

October 19, 2005
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[1]	Excluding the over-allotment option

[2]	Reflects the amount to be held in trust upon consummation of the offering
     4. Comment: Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers and directors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.
     Response: In response to the Staff’s comment, we have added the requested disclosure on page 6.
     5. Comment: We note the disclosure in the summary and business section that “many companies will need visionary leadership...in order to make their businesses responsive to these market trends. This will afford us an opportunity to lend our management skills and technology expertise to the task of growing these businesses.” Discuss in an appropriate place the company’s expectation as to whether the current management will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management will be able to maintain its position with the company post-business combination.
     Response: In response to the Staff’s comment, we respectfully note that, despite the current intentions of the Company and its management, the Company does not know with any certainty whether or not its current management will remain associated with the Company after the consummation of the business combination. For this reason, the Company has included the risk factor on page 13 and the language on pages 28, 37, 39, 49 and 52. Additionally, we respectfully note that until the Company identifies a target business or target businesses, it cannot ascertain the necessary transaction structure, valuation determination, exchange ratios or other contingencies necessary to ensure that the Company’s management will remain with the Company after the business combination. Further, the Company may make the determination that its current management should not remain, as is disclosed in the risk factor on page 13.
     6. Comment: Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.
     Response: In response to the Staff’s comment, we respectfully note that the Company believes the warrant repurchase agreements are consistent with Regulation M. Notwithstanding the foregoing, the Company also intends to rely on the Division of Market Regulation’s position set forth in its no-action letter, dated October 12, 2004, in respect of Key Hospitality Acquisition Corporation (the “Key Hospitality Letter”). Accordingly, the Company has revised the

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disclosure on pages 14, 18, 19, 53 and 65 of the prospectus to conform to the requirements set forth in the Key Hospitality Letter. In addition, the Company hereby confirms that:
(a)	Other than the bids represented by the warrant repurchase agreements during the restricted period, no warrant bids or purchases pursuant to the Warrant repurchase agreements will occur until 60 calendar days following the end of the restricted period for the unit distribution;
(b)	The Company and the underwriters agree to provide to the Division of Market Regulation promptly upon request, a daily time-sequenced schedule of all warrant purchases made pursuant to the warrant purchase agreements, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred;
(c)	Upon request of the Division of Market Regulation, the Company and the underwriters agree to transmit the information as specified in paragraph 2 above to the Division of Market Regulation at its headquarters in Washington, DC within 30 days of its request; and
(d)	The Company and the underwriters agree to make their respective representatives available (in person at the offices of the Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries by the Division of Market Regulation regarding their purchase(s).
     7. Comment: Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
     Response: In response to the Staff’s comment, we supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with the NASD. A copy of the letter stating that the NASD has no objections to the amount of compensation will be submitted to the Staff prior to the effectiveness of the Registration Statement.
     8. Comment: Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.
     Response: In response to the Staff’s comments, we supplementally advise the Staff that an update regarding the states in which the offering will be conducted will be submitted to the Staff prior to the effectiveness of the Registration Statement.

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     9. Comment: We note that the registration statement covers “such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants or the Option. Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 “to prevent dilution resulting from stock splits, stock dividends or similar transactions.”
     Response: In response to the Staff’s comments, we have revised the disclosure on the cover page of the Registration Statement.
Cover page of Prospectus
10. Comment: Please revise the second paragraph to indicate the offering price per unit.
     Response: In response to the Staff’s comments, we have revised the disclosure on the cover page of the prospectus.
Cautionary Note Regarding Forward Looking Statements, page ii
     11. Comment: In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement “[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.”
     Response: In response to the Staff’s comment, we respectfully note that the Company is not permitted to, nor does the form of registration statement allow, the incorporation of information by reference. As a result, any information that will need to be disclosed in the Registration Statement in compliance with the undertakings set forth in Part II of the Registration Statement must be done pursuant to a post-effective amendment. Accordingly, the date on the front cover of the prospectus must be revised with each such amendment and will reflect the date as of which the most current information is set forth therein.
Prospectus Summary, page 1
     12. Comment: Please disclose whether the company will only consider entering into a business combination with U.S. companies.
     Response: In response to the Staff’s comment, we respectfully note that the Company is not limited to a business combination with a U.S. company. We have added a risk factor on page 17 addressing the risks and uncertainties relating to a business combination with a foreign company.

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     13. Comment: Please clarify the statements “[w]ith the development of the Internet came the broad adoption of the Internet Protocol (“IP”) standard, which facilitates the transfer of information in a uniform digital format. The convergence of technologies...is now being extended... Many legacy technologies are migrating to the IP standard.” Also revise the summary section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used. Further, we note that you make assertions regarding market conditions. Supplementally, please provide us with reasonable support for the assertions and summarize the support later in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.
     Response: In response to the Staff’s comment, we have revised the disclosure on pages 1 and 34. Additionally, we have enclosed for your reference the following articles supporting the assertions set forth on pages 1 and 34:
•	Boslet, Mark and Donna Fuscaldo (January 6, 2005). “Convergence Finally a Reality at CES.” Dow Jones News Service.

•	Boslet, Mark and Donna Fuscaldo (March 9, 2005). “Convergence: Bells Hatch Plans for Advanced TV.” Dow Jones News Service.

•	Boslet, Mark (March 11, 2005). “Convergence: New Gadgets Changing Customer Habits.” Dow Jones News Service.

•	Kermisch, Ron and Paul Smith (May 17, 2005). “Telecom’s Other Merger.” The Wall Street Journal, p. B2.

•	McWilliams, Gary (January 31, 2005). “Trends (a Special Report): Consumer Electronics — It All Connects — and Converges.” The Wall Street Journal, p. R3.

•	Nuzum, Christine (March 10, 2005). “Convergence: A Household Service Goes Corporate.” Dow Jones News Service.
     14. Comment: We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share. We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive finds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing

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them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.
     Response: In response to the Staff’s comment, we have moved and clarified the existing disclosure on page 5 and have made a corresponding clarification on page 40. In addition, we respectfully note that the Company and the underwriters are aware of the feature noted by the Staff regarding the potential benefit that may be obtained from a subsequent sale of the warrants after a public stockholder exercises its conversion rights.
     15. Comment: Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Wedbush Morgan Securities and ThinkEquity Partners as a result of the exercise of the Underwriters’ option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether Wedbush Morgan Securities and ThinkEquity Partners have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.
     Response: In response to the Staff’s comment, we have clarified the disclosure on pages 3, 56 and F-9 to indicate that the warrants included in the purchase option granted to Wedbush Morgan Securities Inc. and ThinkEquity Partners LLC will be treated the same as all other warrants issued by the Company.
     16. Comment: We note that certain of the disclosure in this section and the business section appears to be somewhat promotional in nature (e.g., “visionary leadership”, etc.) and should be removed. Please revise.
     Response: In response to the Staff’s comment, we have revised the disclosure on pages 1 and 34.
     17. Comment: We note your disclosure referencing the possibility that the company will be raising additional funds in order to consummate a business combination through the issuance of additional equity securities in a private placement or through the issuance of debt securities. Discuss whether this is considered by the company to be a likely occurrence and if so how such an expectation relates to the company’s determination to raise $150,000,000 in this offering. We may have further comment .
     Response: In response to the Staff’s comments, we respectfully note that the Company has not identified any potential acquisition candidates and therefore has made no assessment as to whether raising additional funds will be necessary. However, the Company believes that investors should be made aware of the fact that there is no limitation on the Company’s ability to raise additional capital through financing and that the Company may, in fact, be forced to raise additional capital through financing. Additionally, the Company believes that potential investors

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should be made aware of the risks and uncertainties related thereto as described on pages 9, 12-13 and 18.
     18. Comment: We note that you “will not limit [your] evaluation strictly to companies within” your “sector focus” even though the bulk of your disclosure in this prospectus focuses on the technology, multimedia and networking sectors and your management’s expertise appears to be focused in the same industry groups. Please revise to discuss how management will carry out the search and evaluation of a company that may not be in its area of expertise. Clarify if they will be required to seek assistance in their evaluation of such company and if so, who the company has selected to assist them in such an evaluation or how the company will go about determining who will assist them in such an evaluation.
     Response: In response to the Staff’s comment, we have revised the Registration Statement to indicate that the Company will limit its efforts to identifying prospective target companies in the technology, multimedia and networking sectors on the cover page of the prospectus and pages, 1, 14, 27, 32 and 34.
     19. Comment: To the extent that you end up acquiring a company not in the technology, multimedia and networking sectors, a substantial portion of your disclosure in this prospectus appears speculative. Please advise or revise.
     Response: As noted on our response to comment 18, we have revised the Registration Statement to indicate that the Company will limit its efforts to identifying prospective target companies in the technology, multimedia and networking sectors on the cover page of the prospectus and pages, 1, 14, 27, 32 and 34.
     20. Comment: We note the disclosure that Acquicor Management LLC has agreed to vote its shares “in accordance with the majority.” Please disclose what is meant by “in accordance with the majority.” For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?
     Response: In response to the Staff’s comment, we have revised the disclosure on pages 4, 7, 40, 51, 53, 55 and F-7 to indicate that Acquicor Management LLC, the Company’s sole existing stockholder, will vote all of its shares either for or against a business combination as determined in accordance with a majority of the common stock voted by the Company’s public stockholders.

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Risk Factors, page 7
     21. Comment: If applicable, please include risk factors discussing possible risks of acquiring a foreign company. These risks may include exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.
     Response: In response to the Staff’s comment, we have added the requested risk factor to page 17.
     22. Comment: We note that you are not limited to acquiring a company operating in the technology, multimedia and networking sectors. Because of your ability to look outside the technology, multimedia and networking sectors, it would appear your disclosure discussing the risks of such industry is speculative. In the event you consummate a combination with a non-technology, multimedia and networking sector company, the risks discussed on pages 20 — 23 would be moot. Please advise or revise.
     Response: As noted on our response to comment 18, we have revised the Registration Statement to indicate that the Company will limit its efforts to identifying prospective target companies in the technology, multimedia and networking sectors on the cover page of the prospectus and pages, 1, 14, 27, 32 and 34.
     23. Comment: In risk factor number 16, which appears on page 12, or elsewhere as appropriate, disclose for each officer and/or director of the company each instance in which they have a fiduciary obligation which prior to and/or takes priority over the fiduciary obligation it has to the company.
     Response: In response to the Staff’s comment, we have added clarifying language to the disclosure on pages 14 and 51.
Use of Proceeds, page 28
     24. Comment: Please add a line in the use of proceeds table indicating the total of the noted offering expenses.
     Response: In response to the Staff’s comment, we have added the requested disclosure to page 26.
     25. Comment: In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $400,000 for accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” We also note another line item of $200,000 allocated to due diligence and a line item of working capital to cover miscellaneous expenses in the amount of $410,000. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. Please reconcile

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these line items with the disclosure in the third paragraph on page 25 that “[w]e intend to use the excess working capital for other expenses...as well as for reimbursement of any out-of-pocket expenses.” Please explain which line item would be allocated to pay directors, officers and special advisors for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company’s search for a target business and whether these fees would include due diligence. Please clearly indicate whether any of the reimbursements to directors, officers and special advisors for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence. Please reconcile these expenses with the disclosure in the MD&A section.
Response: In response to the Staff’s comment, we have revised the line item “legal, accounting, and other expenses attendant to due diligence investigations, structuring and negotiations of a business combination,” on page 26 by deleting “due diligence investigations.” This revision has been made to clearly indicate that the expenses attributable to this line item are in connection with legal, accounting and other expenses attendant to the structuring and negotiation of a business combination once one or more specific target businesses have been identified, as well as preparing and filing the related proxy statement.
Expenses under the line item “due diligence of prospective target businesses” are those incurred in connection with finding and investigating a target business generally. While officers and directors will not be paid by the Company for their performance of due diligence, they are entitled to reimbursement of out-of-pocket expenses incurred in connection with such due diligence, including for payments to third parties, such as market research firms and other consultants, that perform due diligence of a target business on the Company’s behalf. A footnote has been added to the Use of Proceeds table on page 26 to reflect the same.
Additionally, we have revised the disclosure on pages 27 and 32-33 to reflect the Staff’s comments and our response set forth above.
     26. Comment: In this section and the MD&A section, please explain in greater detail the allocation of $425,000 for working capital.
     Response: In response to the Staff’s comment, we respectfully note that, to the extent that we have been able to identify the miscellaneous expenses that will be paid out of the $410,000 ‘basket’ for working capital, we have set forth such expenses in the parenthetical in the line items title. Unfortunately, the Company is currently unable to ascertain what other miscellaneous expenses it will incur. However, as noted in our response to comment 25, we have revised the disclosure on pages 32-33 of the MD&A to reconcile the disclosure to reflect the disclosure on pages 26-27 in Use of Proceeds.
     27. Comment: Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that may be in

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addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.
     Response: In response to the Staff’s comment, we have clarified the requested disclosure on pages 27 and 32.
     28. Comment: Please clarify which line items in the use of proceeds table the reimbursements will be paid from and the possible finder’s fee.
     Response: In response to the Staff’s comment, we have clarified the requested disclosure on page 26.
Management’s Discussion and Financial Analysis, page 30
     29. Comment: We note the statement “[w]e will use substantially all of the net proceeds of this offering to acquire one or more operating businesses...including identifying and evaluating prospective acquisition candidates, selecting one or more operating businesses, and structuring, negotiating and consummating the business combination.” Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.
     Response: In response to the Staff’s comments, we have clarified the disclosure on page 32 of the MD&A and have supplemented the disclosure on pages 26-27 in the Use of Proceeds.
     30. Comment: In the discussion of the valuation methodology of the purchase option granted to Wedbush Morgan Securities and ThinkEquity Partners, volatility was derived utilizing the historical stock prices of 49 companies in the technology, multimedia and networking sectors with, market capitalization of approximately $100 Million to $500 Million. Discuss the reasons why these companies were selected for such purposes, what factors were focused on in determining to select these companies, why 49 companies were selected, and how this selection process relates to the company’s determination of potential business combination candidates. We may have further comment.
     Response: In response to the Staff’s comment, we supplementally note that the 34 companies were selected solely based on their inclusion in the Telecom, Communication Equipment, Diversified Communications, Wireless, Internet Software & Services, Information Technology and Internet Information indices maintained on yahoo.com. After excluding from these indices companies with market capitalizations in excess of $500 million and below $100 million, 34 companies remained. This index was chosen based on the Company’s intention to consummate a business combination with a potential target in the technology, multimedia and networking sectors. In addition, since the Company’s last filing, the market capitalizations for 15 of the original 49 companies have moved outside of the $100 million to $500 million range

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and, as a result, the Company’s valuation of the purchase option granted to Wedbush Morgan Securities Inc. and ThinkEquity Partners LLC has changed. As a result, the applicable disclosure on pages 33 and F-9 has been revised to reflect this change.
Proposed Business, page 30
     31. Comment: Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.
     Response: In response to the Staff’s comment, we respectfully note the disclosure on pages 37-38 under the captions “Sources of target businesses” and “Selection of target businesses and structuring of a business combination.” The Company has not determined any processes other than as set forth on the aforementioned pages.
Source of target business, page 35
     32. Comment: We note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either “solicited or unsolicited.” Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search.
     Response: In response to the Staff’s comment, we have clarified the disclosure on page 37.
Fair market value of target business, page 36
     33. Comment: It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.
     Response: In response to the Staff’s comments, we have added the requested risk factor on page 15.
Possible lack of business diversification, page 37
     34. Comment: In light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same line.
     Response: In response to the Staff’s comments, we respectfully note that, as disclosed on page 39, the collective fair market value of one or more operating businesses must be equal to at

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least 80% of the Company’s net assets at the time of the transaction. However, we have added disclosure on pages 16 and 39 to clarify that an acquisition of more than one target company must occur contemporaneously. In addition, we respectfully note the disclosure on pages 16 and 39 indicating the special issues and concerns relating to an acquisition of more than one operating business at the same time, including “possible complex accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which would include attempting to coordinate the timing of negotiations, proxy statement disclosure and closing with multiple businesses.”
Employees, page 41
     35. Comment: Please disclose the amount of hours per week that management expects to spend on the affairs of the company.
     Response: In response to the Staff’s comment, we respectfully note that the management team is currently unable to ascertain the number of hours per week that they will devote to the affairs of the Company. It is anticipated the affairs of the Company will vary, and consequently the demands on management’s time, depending on the operating needs and stage of development of the Company. In addition, the management is not obligated to contribute any specific number of hours per week to the affairs of the Company. Accordingly, the Registration Statement contains a risk factor on page 13 and disclosure to that effect on page 43.
Management, page 45
     36. Comment: Please disclose the period during which each person has served as a director, as required by item 401(a) of Regulation S-K.
     Response: In response to the Staff’s comment, we have added the requested disclosure on pages 47 and 48.
Certain Transactions, page 49
     37. Comment: We note the statement that “[t]here is no limit on the amount of accountable out-of-pocket expenses reimbursable by us.” Please discuss this statement in the use of proceeds section.
     Response: In response to the Staff’s comment, we have added the requested disclosure on pages 27 and 28.

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Principal Stockholders. page 52
     38. Comment: For Acquicor Management LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.
     Response: In response to the Staff’s comment, we revised the disclosure on page 53.
     39. Comment: Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.
     Response: In response to the Staff’s comment, we respectfully note that the purpose of the warrant purchases is to display management’s confidence in the Company’s ability to consummate a business combination within the required timeframe by personally investing in the Company’s securities. However, the Company notes that there may be a stabilizing effect to the purchases and has included a risk factor on page 19 and additional disclosure to that effect on page 65.
Underwriting, page 54
     40. Comment: Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division’s Office of Chief Counsel.
     Response: The Company has been advised by Wedbush Morgan Securities Inc. and ThinkEquity Partners LLC that they intend to distribute copies of the preliminary prospectus in electronic format via email to those individuals and entities that have requested, and consent to, electronic delivery. Accordingly, we have existing disclosure on page 66 to that effect. In connection with any such distribution of the preliminary prospectus, all email communication will comply with Rule 134 under the Securities Act of 1933, as amended. No other communications will be used and no other electronic offer, sale or distribution is currently contemplated.
     41. Comment: Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your

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company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
     Response: In response to the Staff’s comments, we respectfully note that neither the Company nor the underwriters have any arrangements with a third party to host or access the Company’s preliminary prospectus on the Internet. No information concerning the Company or the prospectus has appeared on any underwriter’s website. If the Company or its underwriters enter into any such arrangement after the date of this response letter, we will promptly supplement our response.
Financial Statements, page F-1
     42. Comment: Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.
     Response: We have duly noted the updating requirements pursuant to Rules 3-12 of Regulation S-X.
Note C — Proposed Offering, page F-8
     43. Comment: On page F-9 you state the options to purchase 1,250,000 units consist of one share of common stock and one warrant. Elsewhere in the document, you state that each unit consists of one share of common stock and two warrants. Please revise the document to provide consistent disclosure.
     Response: In response to the Staff’s comment, we have corrected the disclosure on page F-9.
     44. Comment: Please expand Note C to disclose any net settlement provisions of the underwriter purchase option.
     Response: In response to the Staff’s comment, we supplementally note that there is no net settlement provisions in the underwriter purchase option.
Exhibit 23
     45. Comment: Provide a current consent of the independent accountant in any amendment.
     Response: We have included a current consent of the independent accountant with Amendment No. 1 and will do so with any further amendments.

October 19, 2005
Page Seventeen
Please do not hesitate to contact me at (415) 693-2235 or Mischi aMarca at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or the Registration Statement.
Sincerely,
/s/ Chrystal N. Jensen
Chrystal N. Jensen

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Kenneth F. Guernsey, Esq., Cooley Godward LLP, counsel to issuer
Gian-Michele a Marca, Esq., Cooley Godward LLP, counsel to issuer
Floyd I. Wittlin, Esq., Bingham McCutchen LLP, counsel to the underwriters
Ann Chamberlain, Esq., Bingham McCutchen LLP, counsel to the underwriters